July 5, 2017

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Staff Comments to Preliminary Proxy Materials for Harbor Funds (the “Trust”)
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This letter is being filed as correspondence in response to comments received on June 29, 2017 from Ms. Anu Dubey of the Securities and Exchange Commission’s (the “Commission” or “SEC”) Division of Investment Management with respect to the Trust’s filing on June 26, 2017 of preliminary proxy materials.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1	(Important Information – Page iii)

Please note in the response describing interfund lending that there is no assurance that the SEC will grant exemptive relief to the Funds to permit them to establish an interfund lending program.

Response:	Comment No. 1 is accepted. We have added the following sentence to the end of the response following the question “What is interfund lending?”:

“There is no assurance that the SEC will grant exemptive relief to the Funds to permit them to establish an interfund lending program.”

COMMENT 2	(Proposal 1 – Page 3 – Global Comment)

Please ensure that all questions in the proxy statement are either in bold format or underlined.

Response:	Comment No. 2 is accepted. All questions in the definitive proxy statement will appear in bold type.

COMMENT 3	(Proposal 1 – Page 5 – Qualifications of the Nominees)

The current narrative information included in the proxy statement is limited to the nominees for election as director. In accordance with the requirements of Item 22(b)(3)(i) of Schedule 14A, please include the required narrative information for each director.

Response:	Comment No. 3 is accepted. The following paragraphs will be added following the table on page 7 showing the backgrounds of the Trustees who are not standing for election at the Meeting:

“The following is a description for each Trustee not standing for election of the specific experience, qualifications, attributes and/or skills that served as the basis for the Board’s belief that these individuals contribute in a very positive way to the operation of the

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

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July 5, 2017

Board of Trustees of Harbor Funds. These encompass a variety of factors, including, but not limited to, their financial and investment experience, academic background, willingness to devote the time and attention needed to serve, and past experience as Trustees of the Trust, other investment companies, operating companies or other types of entities. No one factor is controlling, either with respect to the group or any individual. As discussed further below, the evaluation of the qualities and ultimate selection of persons to serve as Independent Trustees is the responsibility of the Trust’s Nominating Committee, consisting solely of Independent Trustees. The inclusion of a particular factor below does not constitute an assertion by the Board or any individual Trustee that a Trustee has any special expertise that would impose any greater responsibility or liability on such Trustee than would exist otherwise.

Raymond J. Ball. Mr. Ball is the Sidney Davidson Distinguished Service Professor of Accounting at The University of Chicago Booth School of Business, and a frequent lecturer and researcher on accounting, financial market and related business matters. Mr. Ball joined the University of Chicago Business School’s faculty in 2000 from the William E. Simon Graduate School of Business at the University of Rochester, where he served as the Wesray Professor in Business Administration. Mr. Ball’s teaching and research has a particular focus on corporate disclosure, earnings and stock prices, international accounting and finance, market efficiency and investment strategies. Mr. Ball serves on the Advisory Group for the Financial Reporting Faculty of the Institute of Chartered Accountants in England and Wales. He is a Fellow and CPA of the Australian Society of Certified Practising Accountants. From time to time, he serves as an expert witness and litigation consultant with respect to accounting, economic and financial market issues. Mr. Ball has served on the Financial Accounting Standards Advisory Council of the Financial Accounting Standards Board and the Shadow Financial Regulation Committee. Mr. Ball is the Board’s “audit committee financial expert” and Chairman of the Audit Committee and has served as a Trustee since his appointment by the Board in 2006.

Donna J. Dean. Ms. Dean serves as the Chief Investment Officer of the Rockefeller Foundation. The Rockefeller Foundation is a philanthropic organization established by the Rockefeller family in 1913 to promote the well-being of humanity. The Rockefeller Foundation supports this mission by funding a portfolio of initiatives that are intended to revalue ecosystems, advance health, secure livelihoods and transform cities. As Chief Investment Officer, Ms. Dean is responsible for leading a team of investment professionals in managing the Rockefeller Foundation’s endowment. Ms. Dean is responsible for establishing strategy for the endowment’s investment program, including diversifying the endowment’s portfolio of investments across a range of asset classes, including public and private equities, fixed income, emerging markets, real assets (such as resources and real estate), hedge funds and distressed debt. Prior to joining the Rockefeller Foundation in 1995, Ms. Dean spent seven years at Yale University, where she served as Director of Investments, with responsibility for real estate as well as oversight of the New Haven Initiative community investment program. Ms. Dean has significant investment experience and has served as a Trustee since 2010.

Randall A. Hack. Mr. Hack is the Senior Managing Director and Founder of Capstone Capital LLC. Capstone Capital holds investments in private companies, with a special focus on the telecommunications and health care industries. He served as an Advisory Director of Berkshire Partners, a private equity firm, from 2002 to 2013. In that capacity he assisted Berkshire Partners in identifying and assessing private companies in which to invest, participated in those investments through Capstone Capital, and served on the

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July 5, 2017

boards of selected Berkshire Partners portfolio companies. In 1995, Mr. Hack founded Nassau Capital, LLC, a private investment firm that invested in privately held companies and assets solely on behalf of Princeton University’s endowment and Nassau Capital’s principals. Nassau Capital, which grew to manage approximately $2.5 billion in assets at the peak of its investment program, focused its investments in alternative asset classes such as venture capital, leveraged buy-outs, real estate, timber and energy. From 1990 to 1994, Mr. Hack served as the President of The Princeton University Investment Company, which oversees the management of Princeton University’s endowment. In that role, Mr. Hack led a team of investment professionals who devised and implemented a series of global investment initiatives in areas such as domestic and international equities, hedge funds, real estate, oil and gas holdings and other private market asset classes. He previously served on the board of Tower Development Corporation, a private company, and currently serves on the boards of several non-profit organizations. Mr. Hack previously served on the boards of Fiber Tower Corporation and Crown Castle International Corp. Mr. Hack has served as a Trustee since his appointment in 2010.

David G. Van Hooser. Mr. Van Hooser is President, Director and Chairman of the Board of the Trust and of the Adviser, and as such has substantial experience with respect to operating mutual funds and selecting money managers. He had previously served in a variety of positions at Owens-Illinois, Inc., including Senior Vice President, Chief Financial Officer and Treasurer. During his time with Owens-Illinois, he was involved in multiple equity and debt offerings and was directly responsible for, or participated in, numerous acquisitions and divestitures in developed and emerging markets. He has served as a Trustee since 2000.”

COMMENT 4	(Proposal 1 – Page 14 – Plurality Vote)

Please add disclosure explaining that because the election of the six trustees is by plurality vote and each of the nominees is the only nominee nominated for the relevant seat, each nominee only needs a single vote to be elected.

Response:

Comment No. 4 is accepted in part and not accepted in part. While it is true that a plurality vote means that a candidate need only receive more votes than a competing candidate in order to be elected, and that if a candidate runs unopposed, he or she only needs one vote to be elected, we are concerned that adding disclosure stating that each nominee only needs a single vote to be elected would cause shareholder confusion because it does not reflect that there must first be a quorum in order for the meeting to be held. Accordingly, we propose to amend the last sentence of the paragraph following the question “What vote is necessary to elect the nominees?” as follows:

“As of the date of this proxy statement, because each of the nominees named in this proxy statement is the only nominee nominated for the relevant seat, provided a quorum is present at the Meeting, each nominee will be elected to the Board.”

COMMENT 5	(Proposal 2 – 2-A on Page 17 and 2-B on Page 18 – Amendments to Fundamental Investment Restrictions)

If shareholders approve Proposals 2-A and 2-B, each Fund’s new fundamental investment restriction regarding borrowing and lending would permit borrowing or lending, respectively, to the extent permitted by, or to the extent not prohibited by, applicable law and any applicable exemptive relief. Other than interfund lending, are there other types of borrowing or lending permitted by the Investment Company Act

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July 5, 2017

that a Fund could engage in that it could not previously? If so, will a Fund engage in any of these borrowing or lending activities and if so, please describe those activities and their respective risks.

Response:

Although the amendments to the fundamental investment restrictions could potentially permit a Fund to engage in borrowing or lending activities in which it could not engage previously, the Funds do not presently intend to engage in any borrowing or lending activities other than (i) the specific borrowing or lending activities formerly enumerated in the investment restrictions prior to their being amended and (ii) the interfund lending program (assuming the SEC grants exemptive relief to the Funds to permit them to establish an interfund lending program).

In the future, whether the Funds will engage in other types of borrowing or lending will largely depend upon the other forms of borrowing and lending that may be permitted by law or SEC exemptive relief, interpretation or guidance. Without knowing how the Commission’s views in this area may evolve over time, it is not possible to list all possible borrowing or lending activities and their respective risks. Accordingly, we have made no change to the current disclosure in this section.

COMMENT 6	(Proposal 2-A – Page 17 – Amendment to Fundamental Investment Restriction Regarding Borrowing)

If shareholders approve Proposal 2-A, certain language in each Fund’s current fundamental investment restriction regarding borrowing would be deleted. Please add disclosure explaining that a Fund would still be able to engage in the activities described in the language being deleted.

Response:	Comment No. 6 is accepted. The third paragraph following the fundamental investment restriction regarding borrowing marked to show all proposed changes will be revised to read as follows:

“Because it is necessary to amend this fundamental investment restriction to permit interfund lending, the Adviser and the Board believe it is prudent to take this opportunity to modernize the fundamental investment restriction regarding borrowing by giving it the flexibility to not only continue to engage in the types of specific borrowing activities formerly enumerated in the investment restriction prior to it being amended, but also to allow for other forms of borrowing that may be permitted by law or SEC exemptive relief in the future. Amended in this way, the Funds would not need to incur the expense of soliciting shareholder approval to engage in borrowing activities that may be permitted by law or SEC exemptive relief in the future. This amended fundamental investment restriction would also be uniform across the Funds, helping to make the administration of the Funds’ restrictions more efficient.”

COMMENT 7	(Proposal 2-B – Page 18 – Amendment to Fundamental Investment Restriction Regarding Lending)

If shareholders approve Proposal 2-B, certain language in each Fund’s current fundamental investment restriction regarding lending would be deleted. Please add disclosure explaining that a Fund would still be able to engage in the activities described in the language being deleted.

Response:	Comment No. 7 is accepted. The second paragraph following the fundamental investment restriction regarding lending marked to show all proposed changes will be revised to read as follows:

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“Because it is necessary to amend this fundamental investment restriction to permit interfund lending, the Adviser and the Board believe it is prudent to take this opportunity to modernize the fundamental investment restriction regarding lending by giving it the flexibility to not only continue to engage in the types of specific lending activities formerly enumerated in the investment restriction prior to it being amended, but also to allow for other forms of lending that may be permitted by law or SEC exemptive relief in the future. Amended in this way, the Funds would not need to incur the expense of soliciting shareholder approval to engage in lending activities that may be permitted by law or SEC exemptive relief in the future. This amended fundamental investment restriction would also be uniform across the Funds, helping to make the administration of the Funds’ restrictions more efficient.”

COMMENT 8	(Part III – Page 21 – Ownership of Shares of Each Fund)

As a result of Proposal 2 requiring approval by each Fund voting separately, please provide disclosure regarding any Fund in which Harbor Capital Advisors owns and/or has the power to vote 1% or more of that Fund’s outstanding shares (aggregated across all share classes).

Response:	Comment No. 8 is accepted. We will add this disclosure following the outstanding shares table in Part III of the definitive proxy statement.

COMMENT 9	(Part IV – Page 23 – Information on Proxy Voting and the Meeting)

Please review and explain why the Trust believes the current descriptions in the proxy statement of broker voting for shares held in “street name” and votes submitted by service agents are consistent with one another.

Response:

The Trust believes that the current descriptions in the proxy statement of broker voting for shares held in “street name” and votes submitted by service agents are consistent with one another. The description in the proxy statement of broker voting for shares held in “street name” outlines how broker-dealers, which are subject to the rules of exchanges of which they are members, will handle properly executed proxy cards by customers that do not specify how shares should be voted on either or both proposals.

As many shareholders hold fund shares through financial intermediaries other than broker-dealers, which we have collectively defined in the proxy statement as “service agents”, there is a separate description in the proxy statement describing how service agents will handle properly executed proxy cards by customers that do not specify how shares should be voted on either or both proposals. Such service agents – unlike broker-dealers – are not subject to exchange rules, so their obligations with respect to voting of shares are governed by applicable law and/or contractual or other requirements. Because there are many different types of service agents and the requirements to which they are subject and arrangements that they may have with their underlying fund shareholders varies by service agent type, the disclosure is more general but designed to strongly encourage shareholders to be sure their service agent has instructions as to how shares are to be voted.

However, in order to mitigate potential confusion regarding the two descriptions, the last sentence of the second-to-last full paragraph on page 23 has been revised to read as follows:

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“This practice is commonly referred to as “echo voting” and is a separate practice that differs from the process described above with respect to broker-dealer firms holding shares in “street name.”

COMMENT 10	(Sample Proxy Card)

As a result of Proposal 2 requiring approval by each Fund voting separately, please include each Fund’s name beneath each of the sub-proposals of Proposal 2 on the proxy cards that are sent to shareholders.

Response:

Comment No. 10 is respectfully not accepted. Including the name of all 30 Funds on the proxy cards sent to shareholders would cause tremendous confusion and increase the likelihood of mismarked ballots as shareholders would need to search for the specific Fund(s) owned by them and then accurately mark the ballot next to the appropriate Fund name(s).

To avoid this confusion and the resulting mismarked ballots that could occur, the proxy cards will be tailored to each individual shareholder. This will result in each shareholder receiving a proxy card with only the name(s) of the Fund(s) that he or she owns appearing on the card beneath each of the sub-proposals of Proposal 2.

* * * * * * * * * * * * * * *

If you have any questions or comments concerning the foregoing, please contact the undersigned at (312) 443-4425.

Sincerely,

/s/ Erik D. Ojala

Erik D. Ojala
Vice President, Chief Compliance Officer and Secretary

cc:	Christopher P. Harvey, Esq.
Stephanie A. Capistron, Esq.
Dechert LLP

David G. Van Hooser
Charles F. McCain, Esq.
Harbor Funds